

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 18, 2011

Via U.S. mail and facsimile to +46 8 20 38 94

Per Âkerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Västra Trädgårdsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

> **Re:** **Swedish Export Credit Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-08382**

Dear Mr. Âkerlind:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant